Mail Stop 3651

May 25, 2007

Tabreez Verjee
President
GoFish Corporation
500 Third Street, Suite 260
San Francisco, CA 94107

Re: GoFish Corporation
Registration Statement on Form SB-2
Filed April 30, 2007
File No. 333-142460

Dear Mr. Verjee,

      We have reviewed your submission and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects and welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form SB-2

Cover

1. Please delete from the second paragraph the phrase "or otherwise as described under the section of this prospectus titled "Plan of Distribution."

Summary, page 3

2. Disclose near the beginning of the summary that your auditors have issued a going concern opinion and the reasons noted for issuing that opinion.

3. Revise your summary to quantify your net loss as of the most recent audited period and interim stub. This will provide a financial snapshot which will help investors understand the other material in the summary.

4. Please consider providing an organizational chart to depict your corporate structure if it will enhance an investors understanding of your company.

Our Company, page 3

5. Please revise your disclosure to clarify your current model of business. In that regard, explain the business of GoFish Technologies and Internet Television Distribution Inc. and how it transitioned into your current model. In addition, briefly describe the "other business activities" to which you refer in the last paragraph of this section. This section should summarize the development of your business and the business you intend to conduct, clearly indicating how you intend to generate revenues (i.e. advertising, fees for use etc.) Please revise the Business section accordingly, providing more detail as necessary. Please refer to Item 101 of Regulation S-B.

The Mergers, page 3

6. Your statement that "no material relationship" existed between GoFish Corporation and GoFish Technologies and Internet Television Distribution, Inc., prior to the mergers appears to be inconsistent with your disclosure in the "Certain Relationships and Related Transactions" section. We note that your CEO/director owned GoFish Technologies prior the merger and that your president and director owned Internet Television Distribution, Inc. prior to the merger. Please revise your disclosure here and throughout or advise.

7. We note your disclosure of a post-closing adjustment to the number of shares issuable to GoFish and ITD shareholders (up to 1,125,000 and 875,000, respectively) for losses incurred by "them" resulting from any breach of the merger discovered by "us" during the two-year period following closing. Please revise to clarify who "them" and "us" are, whether the adjustment potentially increases or decreases shares, whether the adjustment would change shares outstanding, and what the possible losses are. In addition, please tell us how you account for this provision.

Proposed Acquisition of Bolt, Inc., page 7

8. Please disclose all salient aspects of the Bolt merger. Disclose the number of shares that will be issued in consideration for the merger and identify the "other persons" who will receive the common stock. Address the impact that the proposed merger could have on your company such as the impact on your business model and on your current shareholders. Furthermore, please tell us whether the stockholders of Bolt, Inc. are related person as defined in Item 404(a) of Regulation SB.

The Offering, page 7

9. Please disclose the terms of exercising the warrants including the exercise price, exercise period and any other limitation.

We are dependent upon several of the major search engines, page 16

10. Please clarify how your business is dependent upon search engines.

Special Note Regarding Forward-Looking Statements, page 29

11. Include a statement to indicate that the safe harbor for forward-looking statements is not applicable to you. Refer to Section 27A of the Securities Act of 1933.

Selling Stockholders, page 30

12. Please revise this section to provide the information required under Item 507 of Regulation SB.

Management's Discussion and Analysis, page 43

13. Revise this section to provide a coherent outline of your operations. Discuss in greater detail your plan of operation for the next twelve months; summarize the material steps you will need to take to implement your business plan and; disclose the estimated costs and the approximate timetable for beginning and completing each step.

14. We note your disclosure that revenues for 2006 decreased due to your expansion efforts and growth of your network infrastructure. We further note management's outlook that revenue will increase in fiscal 2007 and the factors you believe will influence increase revenues. Given that your auditors indicate that there is substantial doubt of your ability to continue as a going concern, please revise your disclosure to explain management's outlook and the basis of such outlook. Please refer to the instructions to Item 303 of Regulation SB and revise your disclosure accordingly.

Critical Accounting Policies, page 49

15. We note that your critical accounting policies disclosure is substantially similar to your accounting policy footnote 2. In accordance with the guidance in FR-72 (Release 33-8350), please revise your discussion in future filings to identify the risks involved with critical accounting policies, analyzing to the extent possible factors such as:
    *   How the company arrived at the estimate;
    *   How accurate the estimate/assumption has been in the past;
    *   Whether the estimate/assumption is reasonably likely to change in the future; and
    *   Evaluate the sensitivity to change of critical accounting policies.

Liquidity and Capital Resources, page 51

16. Disclose in the next amendment the amount of cash on hand as of the most practical recent date.

17. We note that during 2006 that you deferred cash payments to your vendors and that cash flows were inadequate to cover expenditures for cost of revenues and expenses. Please revise your disclosure to specifically state how you plan to satisfy your cash requirements for the next twelve months.

Directors, Executive Officers, Promoters and Control Persons, page 68

18. Please revise each of the biographies to eliminate marketing or promotional language such as "leading brands", "the most popular consumer internet music application", "leading publicly traded venture capital firms" to name a few. Please refer to Item 401 of Regulation SB and revise your disclosure accordingly.

Plan of Distribution, page 79

19. Please revise your disclosure to state that the selling shareholders are underwriters in this transaction. Please revise page 30 accordingly.

Certain Relationships and Related Transactions, page 75

20. Please disclose all transactions within Item 404(d) of Regulation S-B.

GoFish Corporation Consolidated Financial Statements, page F-1
Consolidated Statements of Cash Flows, page F-8

21. Please revise to classify net proceeds from the sale of units for cash as a component of cash flow from financing activities, rather than its current presentation as $8,822,698 of cash acquired in reverse merger in investing activities.

Consolidated Statements of Stockholders Equity (Deficit), page F-7

22. Please tell us how you derived the amounts in the line item "effects of reverse merger."

23. Please revise to eliminate amounts of deferred stock based compensation in your financial statements. Per SFAS 123R, paragraph 74, any unearned or deferred compensation related to awards prior to adoption shall be eliminated against the appropriate equity accounts.

24. We note from page 6, the issuance of 100,000 warrants to Gamma Capital Partners as part of the private offering in 2006. Please tell us how you valued and accounted for these warrants in your 2006 financial statements. Include in your response if you used the value of the warrants or the value of the services to record these instruments and explain why you believe your accounting treatment is appropriate.

25. Please tell us how you valued and accounted for the issuance of 500,000 warrants to Kaleidoscope Sports and Entertainment LLC on December 22, 2006 per your disclosures on page 58.

26. Please provide the same information for the investor and merger warrants disclosed on page 82.

Notes to the Consolidated Financial Statements, page F-9
Note 1. The Company, page F-9
Merger, page F-9

27. We reference the discussion on page F-11 of the transaction being accounted for as a reverse acquisition and a recapitalization. Revise to clarify the accounting treatment and provide details of how you valued and recorded the transaction. You should include here and throughout the filing, the relationship of GoFish Technologies and Internet Television Distribution prior to the merger (including the nature of any common control) and indicate your accounting for the ITD merger separately (i.e. if GoFish Technologies was the accounting acquirer, tell us the role of ITD in the merger). Also, consider the need to provide ITD financial statements pursuant to Item 310(c) of Regulation S-B.

28. We note your disclosure that 8,166,667 units of securities were issued in a private offering concurrent with the mergers with GoFish and ITD. It appears you have combined the accounting for the offering with the accounting for the mergers; however, it is not clear why it is appropriate to do so. Please revise or advise as appropriate.

29. In a related matter, please revise the notes to your financial statements to ensure that each transaction in your stockholders' equity statement is clearly defined and disclosed, including all amounts, share prices, and dates of issuance.

30. Please tell us how you arrived at the figure of 16,666,674 for shares outstanding prior to the merger and reconcile to the balances and transactions in your stockholders' equity statement.

31. Please also tell us how you determined the shares cancelled of 9,166,666 and reconcile this amount to amounts presented in your stockholders' equity statement. You should also clarify the owners of Unibio/GoFish Corporation prior to and subsequent to the merger.

Management's Plan, page F-11

32. Please revise to provide more specific details of the company's viable plan of operations and plans to address the going concern issues as required by FRC 607.02, including plans to fully develop, manufacture and market the company's products, any related financing issues and the impact if these plans are not successful. Please note that stating that operating losses and negative cash flows are expected to continue does not constitute a plan of operations.

Note 5. Debt, page F-17

33. Please reconcile for us the $826,650 of convertible promissory notes outstanding with the repayment of convertible notes on your cash flow statement of $1,020,000.

34. We note the issuance of $800,000 of bridge notes during 2006 and your disclosure that such notes were also repaid during 2006. Please tell us how you have presented the repayment in your financial statements given that only the cash inflow from the issuance is reflected in your statement of cash flows.

Note 8. Stock Options and Warrants, page F-21

35. We note from your last paragraph, the amounts of stock compensation expense recognized in 2005 and 2004. Please revise to also include the expense recognized during 2006.

36. We note multiple option issuances on pages 74 and 78 with an exercise price of $1.50 per share. Please tell us how you determined the fair market value on the date of issuance. As part of your response, you should include the valuation method used and any relevant assumptions. Please also explain how your valuation method complies with the guidance in the AICPA guide "Valuation of Privately Held Company Equity Securities Issued as Compensation."

Note 10. Related Party Transaction, page F-25

37. We note that you have one receivable from a stockholder classified as a current asset and another note from a stockholder classified in equity. Please provide us with further information concerning the nature of these receivables and provide us with the accounting literature that supports your conclusion to classify these receivables differently in your financial statements.

Note 11. Cash Flow Information, page F-27

38. Please tell us how you have presented the conversion of convertible promissory notes into common stock, as we note no such conversion on your stockholders' equity statement. Your response should also include your treatment for the conversion of the accrued interest as well.

39. Please reconcile the amounts disclosed on page 5 for the cancellation of indebtedness of $2,387,419 and $869,463 with the non-cash conversion of principal and interest of $2,027,650 and $104,471 and the cash repayment of $1,020,000.

Bolt, Inc.
Consolidated Financial Statements, page F-31
Consolidated Statements of Cash Flows, page F-35

40. Please revise to describe the nature of the expense in the line item "non cash expense" of $240,649 in your year ended December 31, 2005.

Notes to the Consolidated Financial Statements, page F-36
Note 1. The Company, page F-36
Accounts Receivable, page F-37

41. We note that gross accounts receivable is approximately 32% of total revenues in 2006 and 30% of total revenues in 2005. Please add a note to the financial statements discussing your accounting policies and methodology used to estimate the allowance for doubtful accounts. Such a description should identify the factors that influenced management's judgment (e.g. historical losses and existing economic conditions) and may also include discussion of risk elements relevant to particular categories of financial instruments. Your revised disclosures should include a rollforward of your allowance for doubtful accounts, given the significance of the balance deemed uncollectible.

Note 6. Commitments and Contingencies, page F-42

42. Please revise your last paragraph to further discuss the nature of estimated losses you have determined are probable. Include in your response if the amounts relate to the accrued settlement costs in note 4 or claims filed per page 23. If you have not recorded accruals for either of these amounts, please tell us why you believe you are not required to do so. Please refer to SFAS 5.

Unaudited Pro Forma Combined Financial Statements, page F-51
Notes to Unaudited Pro Forma Combined Financial Statements, page F-54
Note 2. Pro Forma Adjustments, page F-55

43. The pro forma financial statements should be revised to separately disclose and discuss each pro forma adjustment as required by Item 310(d) of Regulation S-B and Article 11 of Regulation S-X. If any adjustments are netted in the pro forma financial statements please revise to show each of these adjustments gross. All significant assumptions should also be disclosed.

44. Revise the notes to the pro forma financial information to include an allocation of the purchase price for the Bolt acquisition transaction to the net assets acquired. We believe that the purchase price allocation is necessary in order to provide improved clarity as to how the various pro forma adjustments included in the pro forma statements of operations were calculated or determined. Disclosure should be provided regarding the fair value adjustments made in the acquisition, including the nature and amounts of the purchase price allocated to property plant and equipment and any separately identifiable intangible assets. We note from page F-51 that you believe it is not possible to determine the amount of

amortization expense that would have been incurred on a pro forma basis. Please note that if you are awaiting additional information necessary for measurement of an adjustment during the allocation period, you should discuss the reasons why the allocation is preliminary, indicate when the allocation is expected to be finalized, and furnish other available information that will enable a reader to understand the business combination. We may have further comment upon review of your revised disclosures.

45. Refer to adjustment (1). Please clarify why you have issued common stock valued at $1,900,000 to satisfy Bolt's debt of $820,000.

46. We note from page F-54 and adjustments (3) and (4) that you believe the holders of Bolt's outstanding warrants and option will exercise such instruments prior to the merger. Please state why you believe this to be the case, including any agreements for the holders to exercise such instruments and you should also explain why you believe these adjustments are factually supportable as required by Rule 11-02(b)(6) of Regulation S-X.

47. On page F-55, you disclose total consideration for Bolt as $16,755,000, whereas elsewhere in the filing you state consideration will be up to $30,000,000. Here and throughout the filing, revise to explain (in plain English), how consideration will be determined and why these amounts differ.

General

48. Please update the financial statements as required by Item 310(g) of Regulation S-B.

49. An updated accountant's consent should be included with any amendment to the filing.

Signatures, page II-13

50. Please revise the signature page to indicate who is signing in the capacity of principal financial officer. Refer to the Instruction for Signatures on the Form SB-2.

* * * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Direct any questions on the financial statements and the related disclosure to Heather Clark at (202) 551-3624 or Lyn Shenk at (202) 551-3380. Direct any other questions to me at (202) 551-3315.

Sincerely,

Hanna T. Teshome
Special Counsel

cc: <u>via facsimile (212) 400-6901</u>
Scott Rapfogel, Esq.
Gottbetter & Partners, LLP